Exhibit 99.1
Shinhan Financial Group 2018 1Q Operating Results

On April 20, 2018, Shinhan Financial Group released its operating results for 2018 1Q. The following tables reflect the key figures we announced through a fair disclosure. The full IR presentation materials are available at our website (www.shinhangroup.com).

The financial information in this report has been prepared in accordance with Korean International Financial Reporting Standards and is to be reviewed by our independent auditor. As figures provided have not yet been fully reviewed by our independent auditor, contents are subject to change in the due course of the reviewing process.

The financial figures have been derived following K-IFRS No.1109, ‘Financial instruments’ and K-IFRS No.1115, ‘Revenue from Contracts with Customers’ for the year beginning on January 1, 2018.

(Financial information for periods prior to December 31, 2017 has not been restated)

1. Operating Results of Shinhan Financial Group (consolidated)

    (KRW million)

Item		1Q 2018	4Q 2017	QoQ Change (%)	1Q 2017	YoY Change (%)
Revenue*	Specified Quarter	8,970,886	11,592,466	-22.61	13,800,957	-35.00
	Cumulative	8,970,886	38,432,509	-	13,800,957	-35.00
Operating Income	Specified Quarter	1,176,946	335,490	250.81	1,298,260	-9.34
	Cumulative	1,176,946	3,828,675	-	1,298,260	-9.34
Income before Income Taxes	Specified Quarter	1,190,709	220,532	439.93	1,305,715	-8.81
	Cumulative	1,190,709	3,796,257	-	1,305,715	-8.81
Net Income	Specified Quarter	869,036	210,518	312.81	1,007,254	-13.72
	Cumulative	869,036	2,948,124	-	1,007,254	-13.72
Net Income Attributable to Controlling Interest	Specified Quarter	857,549	211,344	305.76	997,098	-14.00
	Cumulative	857,549	2,917,735	-	997,098	-14.00

* Represents the sum of interest income, fees and commissions revenues, and other operating revenues

2. Operating Results of Shinhan Bank (consolidated)

(KRW million)

Item		1Q 2018	4Q 2017	QoQ Change (%)	1Q 2017	YoY Change (%)
Revenue*	Specified Quarter	4,285,782	7,270,088	-41.05	8,529,152	-49.75
	Cumulative	4,285,782	21,240,193	-	8,529,152	-49.75
Operating Income	Specified Quarter	810,879	83,569	870.31	662,310	22.43
	Cumulative	810,879	2,204,363	-	662,310	22.43
Income before Income Taxes	Specified Quarter	812,872	-24,634	N.A.	672,407	20.89
	Cumulative	812,872	2,157,747	-	672,407	20.89
Net Income	Specified Quarter	600,597	15,169	3,859.37	534,578	12.35
	Cumulative	600,597	1,711,233	-	534,578	12.35
Net Income Attributable to Controlling Interest	Specified Quarter	600,520	15,090	3,879.59	534,556	12.34
	Cumulative	600,520	1,710,992	-	534,556	12.34

* Represents the sum of interest income, fees and commissions revenues, and other operating revenues

3. Operating Results of Shinhan Card (consolidated)

(KRW million)

Item		1Q 2018	4Q 2017	QoQ Change (%)	1Q 2017	YoY Change (%)
Revenue*	Specified Quarter	1,158,076	1,362,115	-14.98	1,542,469	-24.92
	Cumulative	1,158,076	5,197,180	-	1,542,469	-24.92
Operating Income	Specified Quarter	195,870	141,283	38.64	530,111	-63.05
	Cumulative	195,870	1,163,126	-	530,111	-63.05
Income before Income Taxes	Specified Quarter	191,316	132,421	44.48	526,573	-63.67
	Cumulative	191,316	1,148,170	-	526,573	-63.67
Net Income	Specified Quarter	138,254	121,114	14.15	401,388	-65.56
	Cumulative	138,254	898,723	-	401,388	-65.56
Net Income Attributable to Controlling Interest	Specified Quarter	139,105	133,152	4.47	401,792	-65.38
	Cumulative	139,105	913,791	-	401,792	-65.38

* Represents the sum of interest income, fees and commissions revenues, and other operating revenues